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                                                                    THE HARTFORD

February 22, 2012

Ms. Deborah D. Skeens
Senior Counsel -- Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-8629

Re: Post-Effective Amendment No. 26 to the Registration Statement on Form N-6 for Hartford Life and Annuity Insurance Company, Separate Account VL I (File No. 333-88787)

Dear Ms. Skeens:

Enclosed is a copy of the above-referenced Registration Statement that was filed with the Securities and Exchange Commission on February 22, 2012 pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933.

The purpose of the filing is to un-Great-West the above-referenced registration statement. Financial statements and certain exhibits will be filed by amendment.

If you have any comments or questions regarding these filings, please call me at
(860) 843-8335.

Very truly yours,

/s/ Lisa Proch

Lisa Proch

Enclosures